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                             May 20, 2020

       Bill White
       CFO and Head of Corporate Development
       Akero Therapeutics, Inc.
       170 Harbor Way, 3rd Floor
       South San Francisco, California 94080

                                                        Re: Akero Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 15,
2020
                                                            CIK No. 0001744659

       Dear Mr. White:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences